Mail Stop 3233

                                                            June 29, 2018

Via E-mail
James P. Dowd
Chief Executive Officer
REITless Impact Income Strategies, LLC
623 E Fort Union Boulevard, Suite 101
Salt Lake City, Utah 84047

       Re:     REITless Impact Income Strategies, LLC
               Draft Offering Statement on Form 1-A
               Submitted June 4, 2018
               CIK No. 0001742092

Dear Mr. Dowd:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Part II   Offering Circular

General

1. We note that you are a limited liability company that intends to originate, invest in and manage a diversified portfolio of real estate loans and that you have not yet identified any mortgage loans to acquire with the net proceeds of this offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate.
 James P. Dowd
REITless Impact Income Strategies, LLC
June 29, 2018
Page 2

2. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

           the specific exemption that you intend to rely on; and how your investment strategy and business model will support that exemption.

       Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.

3. We note that you plan to conduct a share repurchase program. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class relief granted by the
       Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and
       Markets at 202-551-5777.

4. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division's
       Office of Mergers and Acquisitions at 202-551-3440.

5. We note your disclosure on page 51 regarding the arbitration provision in the
       Subscription Agreement. Please revise to:

              Clarify whether you intend for arbitration to be the exclusive means for resolving disputes, including any circumstances under which you may elect not to use arbitration;
              Disclose the forum in which arbitration must be conducted; Describe more specifically the basis for your belief that this provision is
              enforceable under federal and state law;
              Clarify whether the provision applies to claims under "the US federal securities laws" and whether it applies to claims other than in connection with this offering;
              and
              Clarify whether purchasers of shares in a secondary transaction would be subject to the arbitration provision.
 James P. Dowd
REITless Impact Income Strategies, LLC
June 29, 2018
Page 3

Q: Will you use leverage? Page 7

6. We note your disclosure under this heading that your targeted portfolio leverage is between 20-60% of the fair market value of your assets. We further note your disclosure on page 17 that your target leverage is between 0-75%, on page 79 that your target leverage is between 25-75% and on page 93 that your target leverage is between 40-60%
       of the fair market value of your assets. Please revise throughout for consistency.

Conflicts of Interest, page 16

7. We note your disclosure that your Manager's and your Sponsor's investment professionals must determine which investment opportunities to recommend for you and which investment opportunities to recommend for other entities whose accounts may be managed by the Manager. Please revise to disclose the number of competing funds, the size of competing funds and how investment opportunities will be allocated among you and competing funds.

Impact Assessment, page 18

8. We note your disclosure that the Company will produce a quarterly report that describes all of its investments during the quarter, along with the qualitative impact on the communities where the investments have been made. Please revise to disclose whether this report will be made publicly available and, if so, how this report will be made available to investors.

Management, page 65

9. We note your disclosure throughout that the Manager has appointed North Capital, Inc. to manage certain of the Company's investments. Please revise to disclose with greater specificity the investments that North Capital, Inc. will manage.

Shared Services Agreement, page 67

10. We note your disclosure that your Sponsor will be entitled to receive reimbursement of expenses incurred on behalf of you or your Manager pursuant to the shared services agreement. Please provide us with further information regarding these expense reimbursements, including whether you will be required to reimburse for employee costs of NCIT or its affiliates.
 James P. Dowd
REITless Impact Income Strategies, LLC
June 29, 2018
Page 4

Term and Removal of Manager, page 71

11. We note your disclosure here and on page 78 that your Manager will serve as your
       Manager for an indefinite term and that your shareholders may only remove your
       Manager at any time with 30 days prior written notice for "cause." Please revise to disclose any costs that may be associated with removing your Manager.

Management Compensation, page 73

12. Please revise your tabular disclosure to provide the estimated acquisition fee assuming the maximum amount is raised and assuming you utilize your target leverage. See
       Disclosure Guidance Topic 6, Staff Observations Regarding Disclosures of Non-Traded
       Real Estate Investment Trusts.

13. We note your disclosure on page 38 that your affiliate NCPS may be entitled to receive a
       1-5% origination fee. Please revise your tabular disclosure to clarify how the ultimate fee percentage is determined.

14. We note your disclosure on page 6 that you will pay an affiliate of the Manager up to
       0.20% for payment agent services and reimbursement of transaction charges. Please revise the table to disclose this fee and to identify the affiliate of the Manager or advise us why this revision is not necessary.

15. Please revise to specifically disclose whether you will reimburse your Manager for the salaries and benefits to be paid to your named executive officers.

Description of Common Shares, page 99

Liquidation Rights, page 101

16. We note your disclosure under this heading that if you do not raise the $1,000,000 minimum threshold from third parties, you will first pay or provide for payment of your debts and other liabilities. Please revise to clarify, consistent with your cover page disclosure, that if you do not raise the minimum threshold, any money tendered by potential investors will be promptly returned, in full, by the Escrow Agent, or advise us why this revision is not necessary.

Valuation Policies, page 107

17. Please provide us, on a supplemental basis, with your template for future NAV disclosures.
 James P. Dowd
REITless Impact Income Strategies, LLC
June 29, 2018
Page 5

        You may contact Eric McPhee, Senior Staff Accountant, at (202) 551-3693 or Wilson
Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of
Investment Management at 202-551-6840. Please contact Joshua Lobert, Staff Attorney, at
(202) 551-7150 or me at (202) 551-3758 with any other questions.

                                                           Sincerely,

                                                           /s/ Sandra Hunter
Berkheimer

                                                           Sandra Hunter
Berkheimer
                                                           Staff Attorney
                                                           Office of Real
Estate and
                                                           Commodities

cc:    Jeanne Campanelli, Esq.
       CrowdCheck Law LLP
       Via E-mail